Exhibit 99.16

51-102F3
Material Change Report

Item 1 Name and Address of Company

Silvercorp Metals Inc. (the “Company”)
1378 – 200 Granville Street, Vancouver, BC V6C 1S4

Item 2 Date of Material Change

September 17, 2007

Item 3 News Release

The press release reporting the material change (copy attached), was disseminated by the Company on September 17, 2007 via Canadian and US timely disclosure through the facilities of Market Wire

Item 4 Summary of Material Change

The Company announces that the Board of Directors have declared that an annual dividend of $0.15 per share will be paid to shareholders of record at the close of business on September 28, 2007. The payment date is scheduled on or before October 21, 2007.

Item 5 Full Description of Material Change

This is the first time in the Company’s history it has declared a dividend. The Company believes that the payment of dividends rewards shareholder loyalty and is a validation of the Company’s cash generating capabilities. Silvercorp is a growing and profitable silver and base metals producing Company with the financial resources to return additional value to shareholders through the payment of dividends while continuing to fund new project acquisitions and development.

On August 31, 2007 the Company announced that it would be seeking shareholder approval for a 3:1 stock split at its upcoming Annual and Special General Meeting on September 28, 2007. In the event that the 3:1 stock split is approved and effective prior to the dividend payment date, the dividend will be adjusted to $0.05 per share to reflect the 3:1 stock split.

The declaration and amount of any future dividends will be at the discretion of the Directors.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

No information has been omitted

Item 8 Executive Officer

For further information, please contact Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary at the above address or at (604) 669-9397

Item 9 Date of Report

September 17, 2007